SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                                  FORM 6-K

                          Report of Foreign Issuer


                    Pursuant to Rule 13a-16 or 15d-16 of


                    The Securities Exchange Act of 1934



For the month of  February 2003


                             Hummingbird Ltd.
                     --------------------------------
              (Translation of registrant's name into English)


             1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
               ---------------------------------------------
                  (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

              Form 20-F        Form 40-F   X
                        ------           ------


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes               No   X
                        ------           ------

Encls.   4

[GRAPHIC OMITTED]

                UNITED STATES AIR FORCE PENTAGON COMMUNICATION
             AGENCY TAKES FLIGHT WITH HUMMINGBIRD ENTERPRISE(TM)

Toronto - February 11, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that the United States Air Force Pentagon Communication Agency (AFPCA) has purchased 5,200 seats of Hummingbird Enterprise(TM) for its advanced document and content management technologies. The open architecture of Hummingbird Enterprise will provide the AFPCA with an easy to use, flexible interface to implement and manage an efficient and effective document and correspondence management system.

Responsible for implementing a robust, cost-effective platform to provide Headquarters Air Force personnel with quick access to document-based intellectual assets, the AFPCA searched for more than a year for a document management solution that could be easily customized to integrate with its existing installation and other applications, including Microsoft Outlook. Hummingbird Enterprise was identified as the most reliable and secure solution available, at the lowest total cost of ownership.

With the Hummingbird document management technology, the AFPCA will create centralized, secure repositories where the staff will store electronic documents required to respond to requests for information from Congress and other Agencies or Officials. The comprehensive, flexible environment will provide a scalable solution that will integrate the electronic capture, search, retrieval, storage, flow, publication and archiving of all unstructured information, including emails, powerpoint presentations and non-classified correspondence. With improved, seamless access to its collective expertise, Headquarters Air Force staff can easily and more efficiently conduct research and respond to requests for information.

"We are pleased the U.S. Air Force Pentagon Communication Agency has chosen the Hummingbird Enterprise technology to administer their electronic document management process," said Barry Litwin, president, Hummingbird Ltd. "The AFPCA joins a growing list of federal, state and local government agencies worldwide deploying Hummingbird solutions to take full advantage of internal knowledge resources and enhance quality of service."


About Hummingbird Enterprise(TM)

Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management solution (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
                                             michele.stevenson@hummingbird.com
                                             ---------------------------------

[GRAPHIC OMITTED]


          HUMMINGBIRD ANNOUNCES THE RELEASE OF EXCEED ONDEMANDTM 4.0


Powerful new Thin PC X server software delivers speed and functionality without sacrificing performance

Toronto - February 12, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced the immediate availability of Exceed onDemand(TM) 4.0, part of the Hummingbird Connectivity(TM) family of products. The new web-deployable Exceed onDemand supports more users and more connections, increasing the ROI and lowering the total cost of ownership.

The latest version of Exceed onDemand continues to deliver seamless, secure access from Windows based desktops to many types of platforms including UNIX, Linux and VMS X Windows Based systems. Users can perform their day-to-day duties from any location and over all types of network connections, including LAN, WAN and dial-up. The new Exceed onDemand 4.0 can be deployed to any PC on a network using a web browser, reducing deployment costs and software maintenance.

Key Features of Exceed onDemand 4.0:

o Exceed onDemand Deployment Wizard(TM) - allows administrators to deploy, update and upgrade Exceed onDemand clients dynamically and centrally from a web server.

o Exceed onDemand Server Manager(TM) - Administrators can remotely configure, control and monitor any Exceed onDemand Server(TM) on the network.

o Local Font and Image Caching - Caches commonly used fonts and images locally on the PC, reducing overall network bandwidth usage and improving communication efficiency.

o Multiple Language Support - Exceed onDemand Client has been localized into the followings languages - English, French, Italian, German and Spanish.

o Extended Font Support - Including Chinese, Japanese and Korean, Western European font sets.

o Auto Suspend - Users can suspend an Exceed onDemand session automatically after it has been idling for a specified period of time.

o Extensive Platform Support - includes Windows NT 4.0 (SP6a or above), Windows 2000, Windows XP, Sun Sparc Solaris 2.51 or above, Intel x86 Solaris 8, IBM AIX 4.2.2 or above, HP UX 10.20 or above, Linux kernel 2.4 or above

o Security Support - Exceed onDemand supports Secure Sockets Layer (SSL) encryption which initiates a controlled and secure connection with the host. It ensures that only authorized people will be able to receive information.

"The enhanced features of Exceed onDemand 4.0 provide vast performance improvements and bandwidth efficiencies," said Xavier Chaillot, senior product manager, Hummingbird Connectivity(TM), Hummingbird Ltd. "With this latest version, we are delivering the functionality, mobility and security our customers have come to expect from the award winning Hummingbird Exceed(R)." Customers can experience the new Exceed onDemand 4.0 by downloading an evaluation copy at: http://www.hummingbird.com/products/nc/evals.html

Availability - Exceed onDemand 4.0 is available immediately. The Hummingbird Connectivity Maintenance Program can be purchased bundled with Exceed onDemand or purchased separately. For more information on Exceed onDemand 4.0 and the maintenance program, please visit http://www.hummingbird.com/connectivity

About Hummingbird Connectivity(TM)

Hummingbird Connectivity is a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system. Hummingbird Connectivity seamlessly delivers enterprise mission critical data to the user desktop. Based on robust and recognized standards, every Hummingbird Connectivity product is designed to bridge the gap between legacy systems and enterprise users by delivering the quickest, easiest, and most secure single point of access to Unix systems, Mainframes and AS/400s.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Corporate Communications Manager
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                 Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                           Fax: 416-496-2207
                                            michele.stevenson@hummingbird.com

                                            ----------------------------------

[GRAPHIC OMITTED]

   DICKSTEIN SHAPIRO MORIN & OSHINSKY DEPLOYS HUMMINGBIRD ENTERPRISE(TM) 5.0
     Washington, D.C. law firm delivers integrated information and knowledge management solution to more than 800 employees
                            across multiple sites

Toronto - February 18, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that Dickstein Shapiro Morin & Oshinsky LLP, a multiservice law firm with offices in Washington, D.C. and New York City, has successfully deployed Hummingbird Enterprise(TM)for its document and knowledge management and portal technologies.

The web-based interface and advanced security features in Hummingbird Enterprise allow Dickstein Shapiro attorneys to access and share document-based information, when they need it, from any location, improving the quality of their work and better servicing their global clients.

Dickstein Shapiro is one of the top 15 law firms in the Washington, D.C. area with a client list that ranges from Fortune 500 companies to start-up ventures to charitable organizations. A technologically advanced law firm, Dickstein Shapiro has a long history with Hummingbird products, having deployed a Hummingbird electronic document management solution in the mid-1990s and was the first US law firm to adopt Hummingbird Portal (formerly Hummingbird EIP) Legal Edition in 2000.

"Having experienced outstanding results with Hummingbird, we began looking at ways to build upon our successful IT operations, to bring even more knowledge-sharing and cohesiveness to our organization," said Keith Berkland, applications development manager, Dickstein Shapiro. "With the Hummingbird Enterprise technology, the law firm is delivering better collaborative opportunities both internally and externally, enabling our clients and attorneys to share information and communicate more efficiently."

The fully customized web-based workspace in Hummingbird Enterprise offers the firm advanced document and content management and portal technologies, providing a single point of access to structured and unstructured data. Users have access to a wide range of information, including internal legal judgements and correspondence, external articles and news feeds. The knowledge management solution pulls all of Dickstein Shapiro's unstructured data into focus with the robust search, categorization and retrieval capabilities. The portal technology provides a secure, scalable platform to seamlessly integrate the firm's other applications and data, creating a web-based environment where attorneys and clients can easily share and transfer knowledge.

"Dickstein Shapiro successfully put into practice a complete information and knowledge management solution, allowing its attorneys to securely share their wisdom and experience across the firm, providing greater value to their clients," said Barry Litwin, president, Hummingbird Ltd. "Dickstein Shapiro's implementation of Hummingbird Enterprise is another example of our ability to execute a fully integrated eBusiness solution."

About Dickstein Shapiro Morin & Oshinsky LLP

Dickstein Shapiro Morin & Oshinsky LLP is a multiservice law firm with more than 325 attorneys in Washington, DC and New York City. Its attorneys are entrepreneurs and legal innovators in their own right, and service clients ranging from Fortune 500 companies to start-up ventures, and from leading financial institutions to charitable organizations and government officials in high-profile investigations. The firm's five core practice groups - Complex Dispute Resolution, Corporate & Finance, Legislative & Regulatory Affairs, Litigation, and Technology - involve the firm in virtually every major form of counseling, litigation, and advocacy.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
                                             michele.stevenson@hummingbird.com

                                             ---------------------------------

[GRAPHIC OMITTED]

                 DUTCH LAW FIRM AKD PRINSEN VAN WIJMEN EXTENDS
               KNOWLEDGE ASSETS WITH HUMMINGBIRD ENTERPRISE(TM)
           Integrated knowledge management solution will synchronize
                    work processes, improving productivity

Toronto - February 19, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management solutions (EIMS), today announced that AKD Prinsen Van Wijmen, one of the top three law firms in The Netherlands, has purchased Hummingbird Enterprise(TM) 5.0 for its document and knowledge management and portal technologies. Hummingbird Enterprise will provide a secure, seamless and centralized point of access to AKD's key applications and data, enabling staff to easily retrieve, share and manage document-based information on a real-time basis, improving work quality.

AKD Prinsen Van Wijmen, who has a strategic alliance with Deloitte & Touche Legal in The Netherlands, is a member of a broad national and international network of professional service firms. The Hummingbird integrated document and knowledge management and portal technologies will allow fee-earners at the growing law firm to find and share relevant information when and where they need it, fostering better internal processes.

"As the firm has grown, it has become increasingly important to automate the internal document process and deliver these documents and company-wide expertise to our staff as efficiently as possible," said Stella Donselaar, Knowledge Manager, AKD Prinsen Van Wijmen. "With a proven track record and numerous successful implementations in the international legal industry, we are confident Hummingbird Enterprise is the best solution for our organization."

Working with local partner, Timesoft, Hummingbird will create a web-based desktop environment for the firm. The Hummingbird Enterprise technology will provide AKD's legal teams with quick access to structured and unstructured data, such as internal memos, correspondence and attorney transcripts. The highly scalable and flexible platform allows entry to the firm's core applications such as their time and billing system and Outlook. Timesoft is responsible for developing e-Clips(TM) plug-ins that will bring the firm's client and matter information and management reports to the end users through the Hummingbird portal. Once logged into the portal, AKD staff will have access to all essential applications.

"The powerful, open architecture and flexibility of Hummingbird Enterprise give our clients the tools and technologies they need to take full advantage of the knowledge assets within their organizations," said Tony Heywood, senior vice president, EMEA, Hummingbird Ltd. "We are delighted AKD Prinsen Van Wijmen has selected Hummingbird Enterprise to administer its information management strategy and strengthen client relationships."


About AKD Prinsen Van Wijmen

Following the recent amalgamation with the Dutch branch of Andersen legal, AKD Prinsen Van Wijmen now ranks 3rd in the Netherlands, continuing its aggressive growth strategy.

As an independent, long established partner in the strategic alliance with Deloitte & Touche, AKD Prinsen Van Wijmen is uniquely positioned to deliver both multidisciplinary services and high quality legal services on a stand alone basis .The alliance enables AKD Prinsen Van Wijmen to access an international network with world-wide experts for the benefit of their clients with global interests or ambitions. Please visit AKD Prinsen Van Wijmen's website for the contact details of their 316 lawyers and civil law notaries: http://www.akd.nl/


About Timesoft

Over 25 years, Timesoft has been a leading software vendor and implementation partner for the legal market and professional services organizations. Timesoft is a successful business deploying 40 employees. They are a reseller for among others Hummingbird Ltd., CMS OPEN, Changepoint, DeltaView and Cognos. For more information, please visit: http://www.timesoft.nl/

About Hummingbird Enterprise(TM)

Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

                               About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: (416) 496-2200 ext. 2623
Fax: 416-496-2207                            michele.stevenson@hummingbird.com

                                             ---------------------------------

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.


                                                     Hummingbird Ltd.
                                                     (Registrant)



Date: March 10, 2003                                 By:/s/Inder P.S. Duggal
                                                       _________________________
--------------------                                 Inder P.S. Duggal
                                                     Chief Financial Officer and
                                                     Chief Controller